SYNNEX Corporation
44201 Nobel Drive
Fremont, CA 94538

June 4, 2010

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Craig Wilson

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SYNNEX Corporation
Form 10-K for Fiscal Year Ended November 30, 2009
Filed February 5, 2010
Form 10-Q for Fiscal Period Ended February 28, 2010
Filed April 9, 2010
File No. 001-31892

Dear Mr. Wilson:

On behalf of SYNNEX Corporation, this letter responds to comments on the above-referenced Form 10-K and Form 10-Q received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated May 20, 2010. Set forth below are our responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff.

Form 10-K For Fiscal Year Ended November 30, 2009

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 41

1.	We note your response to our prior comment 6 including your intent to cash-settle and stated policy of such intention on page 8 of the Form 10-Q for the fiscal period ended February 28, 2010. Given the large amount of convertible debt outstanding and the company’s liquidity position in terms of cash on hand and other debt obligations, please tell us your consideration of including disclosure of the intention to cash-settle as well as possible sources of funding for such settlement in your discussion of liquidity and capital resources.

Response: The Registrant respectfully advises the Staff that the Registrant confirms its positive intent and ability to cash-settle the par value of the Convertible Senior Notes. The intent is evidenced by the stated policy disclosed in the Registrant’s Form 10-K on page 67 and Form 10-Q on page 8 to cash-settle the par value of the Convertible Senior Notes. Evidence of the Registrant’s ability is supported by its cash position in combination with its overall borrowing capacity and availability under the U.S. Amended and Restated Arrangement and the Amended and Restated Revolver. The U.S. Amended and Restated Arrangement and Amended and Restated Revolver allow for the Registrant’s cash-settlement of the Convertible Senior Notes through utilization of these U.S. asset backed credit facilities, if desired. As of May 31, 2010, the Registrant had $225 million of borrowing available under its U.S. Amended and Restated

Securities and Exchange Commission

June 4, 2010

Arrangement and Amended and Restated Revolver. In addition, the Registrant also has the ability to issue equity securities and utilize the proceeds to cash-settle the Convertible Senior Notes. The Registrant will include additional disclosure in the liquidity and capital resource section of its Form 10-Q for the period ended May 31, 2010 to address the possible sources of funding to cash-settle the par value of the Convertible Senior Notes as described in response to comment No. 2 below.

2.	Explain to us why you have not included the Convertible Senior Notes future cash obligation disclosure in both the “Contractual Obligations” table on page 45 or by ASC 470-10-50-1 in Note 13 on page 90.

Response: The Registrant respectfully advises the Staff that the Registrant has fully disclosed the Convertible Senior Notes in accordance with ASC 505-10-50-6. The Registrant has also disclosed in Note 14 on page 91 of the Form 10-K for the fiscal year 2009, its intention of cash-settling the Convertible Senior Notes and has additionally disclosed other triggering events that give the holders a right to exercise their option prior to maturity. However, the Registrant also recognizes that as a result of these various triggering events and others outlined in the Convertible Senior Notes, there does not currently exist certainty of time or mode of settlement. We note that the amount of the settlement also varies depending on these aforementioned factors. As such, the Registrant did not include the Convertible Senior Notes in the Contractual Obligation table on Page 45 or in Note 13 by ASC 470-10-50-1.

To help further clarify matters, the Registrant will include the following statements in future 10-Q and 10-K filings within the liquidity and capital resources section of the management’s discussion and analysis:

“The Convertible Senior Notes contain various features which under certain circumstances could allow the holders to convert the Convertible Senior Notes into shares before their ten-year maturity. Further, the date of settlement of the Convertible Senior Notes is uncertain due to the various features of the Convertible Senior Notes including put and call features. Because the Company currently intends to settle the Convertible Senior Notes using cash at some future date, the Company has negotiated within its U.S. Amended and Restated Arrangement and the Amended and Restated Revolver the ability to allow the Company to utilize cash from these facilities to cash-settle the Convertible Senior Notes, if desired.”

Also, in the Form 10-Q for the period ended May 31, 2010, the Registrant will add the following language in the liquidity and capital resources section of our management’s discussion and analysis and in notes to the financial statements:

“In May 2008, the Company issued $143.8 million of aggregate principal amount of our 4.0% Convertible Senior Notes due 2018, or the Notes, in a private placement. However, under certain circumstances we may redeem the Notes, in whole or in part, for cash on or after May 20, 2013, at a redemption price equal to 100% of principal amount plus any accrued and unpaid interest. In addition, if certain triggering events are met, the Notes can be converted for shares of common stock. See Note [9].”

In addition to the disclosure above, the following language will be included under the Contractual Obligations table in the management’s discussion and analysis of the Form 10-K for the year ending November 30, 2010.

Securities and Exchange Commission

June 4, 2010

“Due to the uncertainty of the timing and amount that may be settled in cash, the Convertible Senior Notes described in Note [9] have not been included in the table above.”

Notes to Consolidated Financial Statements

3.	We note your response to our comment 4 regarding your investments classified as held to maturity. We future note that the related cash flows on page 5 of the Form 10-Q for fiscal period ended February 28, 2010 are labeled, “Proceeds from sale of held-to-maturity investments.” Please confirm for us these investments are indeed held to maturity and are not sold and clarify your description in future filings.

Response: The Registrant respectfully advises the Staff that the amounts represented in the statement of cash-flow for “Proceeds from sale of held-to-maturity investments” on page 5 of the Form 10-Q for the fiscal period ended February 28, 2010 were held to maturity and were not sold. The Registrant will clarify this in its future filings.

Note 7 – Segment Information, page 96

4.	We note your response to our comment 7 in which you state that except for Canada, no other foreign countries’ assets were material. However, in the Form 10-Q for fiscal period ended February 28, 2010 we note on page 21 you do not disclose the assets located in Canada. Please confirm with us that you will disclose the amount of assets located in Canada in future filings as you have stated they are material in accordance with ASC 280-10-50-41.

Response: The Registrant respectfully advises the Staff that it will disclose all material assets in foreign countries, including Canada, in its Form 10-Q for the period ended May 31, 2010 and in future filings.

Item 11.	Executive Compensation, page 105 (Incorporated by Reference From Definitive Proxy Statement Filed February 25, 2010)

Executive Compensation

Compensation Discussion and Analysis

Profit Sharing Plan, page 17

5.	Your response to prior comment 10 states that “to the extent the executive officers’ individual performance objectives differ,” you will disclose each of the executive officer’s performance objectives and how the executive officer’s performance resulted in the amount actually awarded. In your response letter, please confirm that you will disclose how each executive officer’s performance resulted in the amount actually awarded, even if the individual performance objectives are the same for each executive officer.

Response: The Staff’s comment is noted and in future filings the Registrant will disclose how each executive officer’s performance resulted in the amount actually awarded even if the individual performance objectives are the same for each executive officer.

Securities and Exchange Commission

June 4, 2010

Item 13.	Certain Relationships and Related Transactions, page 106 (Incorporated by Reference From Definitive Proxy Statement Filed February 25, 2010)

Certain Relationships and Related Person Transactions

Beneficial Ownership of Our Common Stock by MiTAC International, page 31

6.	We note your response to prior comment 15. It appears that the disclosure relating to Mr. Miau’s beneficial ownership reflected in the table on page 12 should be revised to include the 4,689,244 shares of the company’s stock held by Peer Developments Ltd. for which Mr. Miau has shared voting and dispositive power. See Exchange Act Rule 13d-3(c). Additional explanation should then be included to reflect the amount of shares as to which Mr. Miau has sole voting power, shared voting power, sole investment power, or shared investment power. See Instruction 2 to Item 403 of Regulation S-K. In addition, because more than one beneficial owner will be listed for the same securities, appropriate disclosure should be added to avoid confusion. See Instruction 5 to Item 403 of Regulation S-K.

Response: The Registrant respectfully submits that an explanation of the amount of shares for which Mr. Miau has shared voting power and shared investment power is disclosed in footnote 3 to the Security Ownership of Certain Beneficial Owners and Management table. This footnote sets forth Mr. Miau’s relationship with the MiTAC affiliated companies, including his position with Peer Developments Ltd. As such, the information with respect to his voting and investment power as to the 4,689,244 shares held by Peer Developments Ltd. is disclosed in that footnote 3. The Registrant respectfully submits that given the complexity of the stockholdings of the various MiTAC affiliates, and in an effort to avoid confusion and repetition disclosure, it included disclosure regarding shares for which he has shared voting and investment power in footnote 3 with the other disclosure regarding MiTAC’s holdings and disclosed the shares for which he has sole voting and investment power separately. The Staff’s comment is noted and the Registrant will specifically state that Mr. Miau has sole voting and dispositive power over the shares reference in footnote 6.

7.	In future filings, to the extent that you include disclosure regarding share purchases of MiTAC International related to the deferred compensation plan of Robert Huang, please include additional disclosure consistent with your response to prior comment 17. Also provide additional disclosure explaining how the deferred compensation plan operates.

Response: The Staff’s comment is noted and in future filings the Registrant will include disclosure consistent with its response to prior comment 17 and provide additional disclosure explaining how the deferred compensation plan operates.

Agreements with MiTAC International

Other Agreements, page 32

8.	In future filings, to the extent that the registration rights agreement with certain holders of your common stock is still effective, please include disclosure consistent with your response to prior comment 19.

Response: The Staff’s comment is noted and in future filings the Registrant will provide disclosure consistent with its response to prior comment 19 to the extent the registration rights agreement with certain holders of its common stock is still effective.

Securities and Exchange Commission

June 4, 2010

Form 10-Q for Fiscal Period Ended February 28, 2010

Notes to Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

Revenue Recognition, page 8

9.	You disclose that beginning in the first quarter of 2010 the company recognizes revenue on certain service contracts, post-contract software support services and extended warranty contracts, where it is not a primary obligor, on a net basis.

You further disclose on page 27 that the 35% decrease in software sales from the three months ended February 28, 2010 compared to the three months ended February 28, 2009, is primarily due to this change. This appears to be a material change in your accounting policy. Please tell us the basis for the change with reference to the applicable revenue recognition guidance, whether it is a change in accounting principal or an error correction, the impact this change has on previous periods and how you have considered the guidance in ASC 260 in accounting for the change. Also please tell us your consideration in disclosing this policy change in your critical accounting policies.

Response: The Registrant respectfully advises the Staff that while the decrease in software sales was 35% for the three months ended February 28, 2010, compared to the three months ended February 28, 2009, this decrease was based on a relatively small absolute base. The overall software sales were approximately 7% of the total revenue for the three months ended February 28, 2010, and have historically been a similarly small part of the Registrant’s revenue and profitability.

Revenue recorded on a net basis was approximately 4% of total sales for the three months ended February 28, 2010. There is no impact on gross profit, net income, or cash flows for the presentation of such sales on a net basis. Furthermore, there has been no change in the actual volume of such transactions and there was no impact to revenue trends. Thus, based on these considerations, we note the change was not significant or material and similarly was not significant or material to previous periods.

This does not represent any changes in critical accounting policy. The Registrant followed ASC 605-45, Principal Agent Considerations in reaching its accounting conclusion related to certain service contracts, post contract software support services and extended warranty contracts.

Considering the factors above, the Registrant concluded ASC 250 was not applicable. The Registrant believes the disclosure included in management’s discussion and analysis on page 27 and in the footnotes to the financial statements on page 8 included in the Form 10-Q for the period ended February 28, 2010 is appropriate.

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Securities and Exchange Commission

June 4, 2010

In connection with the foregoing response to the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments concerning any matter with respect to our response to the comments received from the Staff may be directed to me at (510) 668-3677. Comments may also be sent to my attention via facsimile to (510) 668-3035.

Very truly yours,

/s/ Thomas C. Alsborg
Thomas C. Alsborg
Chief Financial Officer

cc:	Melissa Kindelan, Staff Accountant
Evan Jacobson, Staff Attorney
Maryse Mills-Apenteng, Special Counsel